EXHIBIT 99.2
[RETALIX LOGO]

CCG Investor Relations                                  Retalix Ltd.
Crocker Coulson, President                              Barry Shaked, CEO
 (310) 231-8600                                         Danny Moshaioff, CFO
crocker.coulson@ccgir.com                               (011) 972-9-776-6677
                                                        (760) 931-6940


FOR IMMEDIATE RELEASE

        Retalix Ltd. Announces Conference Call to Discuss Fourth Quarter and FY 2005 Results and Reaffirms Previous Guidance


Ra'anana, Israel, January 4, 2006 - Retalix(R) Ltd. (Nasdaq: RTLX) announced today that it will be holding a conference call to discuss results for the fourth quarter and FY 2005 on Tuesday, February 21, 2006 at 10:30 AM EST (17:30 Israeli Time).

Participating in the call will be Retalix Ltd. CEO Barry Shaked, CFO Danny Moshaioff and Retalix USA CEO, Victor Hamilton.

Retalix reaffirmed its previous 2005 guidance, and stated that it anticipates annual net income to exceed $15.5 million and annual revenues to exceed $190 million.

Fourth quarter results will be released on Tuesday, February 21, 2005 at 3:00 AM EST (10:00 Israeli Time). The announcement of the FY 2005 results will include guidance for FY 2006.

This conference call will be broadcast live over the Internet and can be accessed by all interested parties at www.retalix.com. To listen to the live call, please go to the Web site at least fifteen minutes prior to the start of the call to register, download, and install any necessary audio software. For those unable to participate during the live broadcast, a replay will be available shortly after the call on the Retalix site for 90 days.

About Retalix

Retalix is an independent provider of enterprise-wide software solutions to retailers and distributors worldwide. With more than 34,000 sites installed across 50 countries, Retalix solutions serve the needs of multi-national grocery chains, convenience and fuel retailers, food service operators, food and consumer goods distributors and independent grocers. The Company offers a full portfolio of software applications that automate and synchronize essential retailing, distribution and supply chain management operations, encompassing stores, headquarters and warehouses. Retalix develops and supports its software through more than 1,300 employees in its various subsidiaries and offices worldwide. The company's International headquarters are located in Ra'anana, Israel, and its American headquarters are located in Plano, Texas.

Retailx on the web: www.retalix.com


Safe Harbor for Forward-Looking Statements: Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and U.S. federal securities law. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Retalix, including revenues, income and expenses, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include risks relating to Retalix's anticipated future financial performance and growth, continued roll-outs with existing customers, the potential benefits to food and fuel retailers and distributors, expansion into new geographic markets, and other factors over which Retalix may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. Readers are referred to the reports and documents filed by Retalix with the Securities and Exchange Commission, including Retalix's Annual Report on Form 20-F for the year ended December 31, 2004, for a discussion of these and other important risk factors. Retalix undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.

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